UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Gil Hochboim, Chief Executive Officer
Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

June 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander Granovskyi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ukraine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,815,194 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,815,194 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,815,194 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.25% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,177,453 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), and (ii) 637,741 Ordinary Shares held directly by B.S.D. Crown LTD. ("B.S.D.").  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,107,579 Ordinary Shares outstanding as of July 2, 2015 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.S.D. Crown LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,815,194 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,815,194 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,815,194 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.25% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 8,177,453 Ordinary Shares held directly by WIL, and (ii) 637,741 Ordinary Shares held directly by B.S.D. The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,107,579 Ordinary Shares outstanding as of July 2, 2015 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,177,453 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,177,453 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,177,453 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.39% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 13,107,579 ordinary shares outstanding as of July 2, 2015 (as provided by the Issuer).

This Amendment No. 27 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission October 7, 2002.

Item 1.   Security and Issuer.

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the “Ordinary Shares”), of G. Willi-Food International Ltd. (the “Issuer”), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel.

Item  3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D, "Source and Amount of Funds or Other Consideration" is amended by adding the following paragraph:

Acting pursuant to the Company Put Option, Zwi Williger put 337,741 Ordinary Shares to B.S.D. on June 30, 2015 for a price of $12 per share.  Working capital of B.S.D. was used to acquire the 337,741 Ordinary Shares for a total of $4,052,892.

In addition, working capital of WIL was used to acquire an additional 257,453 Ordinary Shares of the Company in open market purchase transactions on the NASDAQ Capital Market (as described further in Item 5(c)).

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a) and (b)

As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,177,453 Ordinary Shares, or approximately 62.39% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D., which directly owns 637,741 Ordinary Shares.  B.S.D. is controlled by BGI, which directly owns 25.1% of B.S.D.'s outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of B.S.D.'s outstanding shares.  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by AG, who owns 90% of the priority shares in Israel 18 (which affords AG 90% of its voting rights).  Accordingly, B.S.D., BGI, Israel 18 and AG may each be deemed to beneficially own 8,815,194 Ordinary Shares (comprised of 8,177,453 Ordinary Shares held directly by WIL and 637,741 Ordinary Shares held directly by B.S.D), or approximately 67.25% of the outstanding Ordinary Shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Except as set forth in this Amendment to Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

Other than the transactions described in Item 3, the following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons and any other person or entity described in Item 2 of this report during the past 60 days (such transactions involved open market purchase transactions of Ordinary Shares on the NASDAQ Capital Market):

Date	Purchase of Ordinary Shares by WIL	Purchase of ordinary Shares by B.S.D.	Purchase of Ordinary Shares by BGI	Purchase of Ordinary Shares by AG	Purchase of Ordinary Shares by Israel 18	Price Per Share
06/19/15	39,603	---	---	---	---	$	US 5.78
06/22/15	14,350	---	---	---	---	$	US 5.97
06/23/15	30,000	---	---	---	---	$	US 5.95
06/24/15	28,000	---	---	---	---	$	US 5.98
06/25/15	21,000	---	---	---	---	$	US 5.96
06/26/15	124,500	---	---	---	---	$	US 5.99

(d)           No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

(e)           Not applicable

Percentages set forth in this Amendment to Schedule 13D were calculated based on 13,107,579 Ordinary Shares of the Issuer outstanding as of July 2, 2015 (as provided by the Issuer).

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibits:

Number	Description

99.1	Joint Filing Agreement among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to Amendment No. 25 to the Schedule 13D filed on April 13, 2015).

99.2
Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger dated March 2, 2014 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.3
Amendment Number 1 dated March 6, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.4 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.4
Amendment Number 2 dated March 18, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.5 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.5
Amendment Number 3 dated March 30, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.6 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.6
Amendment Number 4 dated April 1, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.7 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: July 2, 2015	/s/ Alexander Granovskyi
Alexander Granovskyi

B.S.D. CROWN LTD.

By: /s/ Israel Yossef Schneorson
Name: Israel Yossef Schneorson
Title: Chief Executive Officer

By: /s/ Eyal Merdler
Name: Eyal Merdler Title: Chief Financial Officer

WILLI-FOOD INVESTMENTS LTD.

By: /s/ Joseph Williger
Name: Joseph Williger Title: Chairman

By: /s/ Gil Hochboim
Name: Gil Hochboim Title: Chief Executive Officer